UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Kabushiki Kaisha Internet Initiative

(Exact Name of Registrant as Specified in Its Charter)

Internet Initiative Japan Inc.

(Translation of Registrant’s Name Into English)

Japan	0-30204	98-1029639
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

Iidabashi Grand Bloom, 2-10-2 Fujimi, Chiyoda-ku, Tokyo 102-0071 Japan
(Address of principal executive offices) (Zip code)

Akiko Hayashi, +81-3-5205-6412
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✔ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction

This report has been prepared by the management of Internet Initiative Japan Inc. (herein referred to as “IIJ”, “the Company”, “the Group”, “we”, “us”, or “our”).

The Group offers a comprehensive range of Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales to customers mainly in Japan. We believe our services are efficient and reliable, and provide solutions to our customers on one of the most advanced and reliable Internet backbone networks available in Japan. Our services are based upon high-quality Internet related networking technology tailored to meet the specific needs and demands of our customers.

Telecommunication equipment sold by IIJ includes routers and LAN cables. The products are not manufactured by IIJ, but are contracted to be manufactured by IIJ.　　Revenues generated by sales of telecommunication equipment comprised 1.76% of our total revenues for the fiscal year ended March 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

IIJ has contracted to manufacture products for which conflict minerals are necessary to the functionality or production.

Accordingly, IIJ has conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding such conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country(collectively defined as the Covered Countries), or are from recycled or scrap sources.

For the RCOI, IIJ conducted a supply chain survey with direct suppliers using the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template. IIJ surveyed all of its direct suppliers representing 100% of total procurement activities.

Based on the RCOI, IIJ knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources.

A Conflict Minerals Report is filed as an exhibit to this specialized disclosure report and is available on IIJ’s Japanese website (http://www.iij.ad.jp/ir/library/sec/index.html) and English website (http://www.iij.ad.jp/en/ir/library/sec/index.html).

Item 1.02 Exhibit

IIJ has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Internet Initiative Japan Inc.

By:        /s/ Koichi Suzuki

Date:    May 27, 2015

Name:  Koichi Suzuki

Title:    Chairman, Chief Executive Officer and Representative Director